Valeo

Paris, February 24, 2003

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

03 MAR -6 AM 7:21

File n° 82 – 3668
Rule 12g3-2(b)
Valeo A.D.R.'s

SUPPL

03007206

Dear Sirs,

Please find enclosed copy of the notice of meeting for the Ordinary and Extraordinary General Meeting which will be held on March 18, 2003 upon first notice, and, failing quorum, on March 31, 2003.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Yours faithfully,

Bruno-Roland Bernard
Investor Relations Director

Encl.

Translation from French

VALEO

French *société anonyme à directoire et conseil de surveillance* with a share capital of Euros 246,401,184,
Registered office: 43, rue Bayen – 75017 Paris,
Paris Registry of Commerce 552 030 967

Notice Meeting

Shareholders are invited to attend the Ordinary and Extraordinary General Meeting on Tuesday, March 18, 2003 at 3:00 p.m. at the registered office 43, rue Bayen, 75017 Paris. Should a quorum be lacking, the meeting will be held on Monday, March 31, 2003 at 3:00 p.m. at the Palais des Congrès de Paris, Salle Havane, 2, place de la Porte Maillot, 75017 Paris. The meeting will deliberate on the following agenda:

Agenda for the Annual Ordinary Meeting:

- Management Board's report on operations and financial statements (unconsolidated and consolidated) for fiscal year 2002;
- Supervisory Board's observations on the Management Board's report and on the 2002 financial statements (unconsolidated and consolidated);
- Statutory Auditors' report;
- Statutory Auditors' special report on agreements referred to in Articles L.225-86 *et seq.* of the French Commercial Code;
- Review and approval of the fiscal year 2002 unconsolidated financial statements;
- Review and approval of the fiscal year 2002 consolidated financial statements;
- Approval of the agreements referred to in Article L.225-86 of the French Commercial Code;
- Allocation of profits for the fiscal year;
- Authorization to the Management Board or, if applicable, to the Board of Directors to repurchase the Company's shares;
- Appointment of PricewaterhouseCoopers Audit SA as substitute statutory auditor, to replace Mr. Pierre Riou who is resigning;

Agenda for the Extraordinary Meeting:

- Authorization to the Management Board or, if applicable, to the Board of Directors to grant stock options to staff or senior managers of Valeo or of any directly or indirectly held affiliates;

- Authorization to the Management Board or, if applicable, to the Board of Directors to increase the share capital by issuing shares reserved for employees, without preferential subscription rights;

- Change in the Company's management structure to one governed by a Board of Directors;

- Adoption of the new Company's by-laws;

- Confirmation of the authorization previously granted to the Management Board and/or to the Supervisory Board in favor of the Board of Directors;

Agenda for the Ordinary Meeting:

- Appointment of Thierry Morin as director;

- Appointment of Noël Goutard as director;

- Appointment of Carlo De Benedetti as director;

- Appointment of Yves-André Istel as director;

- Appointment of Alain Minc as director;

- Appointment of Jean-Bernard Lafonta as director;

- Appointment of Erich Spitz as director;

- Appointment of François Grappotte as director;

- Appointment of Philippe Guédon as director;

- Appointment of Véronique Morali as director;

- Determination of the amount of the directors' fees to be allocated to the Board of Directors;

- Delegation of powers to carry out corporate formalities.

TEXT OF RESOLUTIONS

Annual Ordinary Meeting

First resolution *(Review and approval of the fiscal year 2002 unconsolidated financial statements)* – The Shareholders' Meeting, having considered the management report prepared by the Management Board, the Supervisory Board's observations and the Statutory Auditors' general report, approved the unconsolidated financial statements for the fiscal year ended December 31, 2002, as they were presented, and all the transactions that they reflect.

Second resolution *(Review and approval of the fiscal year 2002 consolidated financial statements)* – The Shareholders' Meeting, having considered the management report prepared by the Management Board, the Supervisory Board's observations and the Statutory Auditor's report, approved the consolidated accounts for the fiscal year ended December 31, 2002 as they were presented, and all the transactions that they reflect.

Third resolution *(Approval of the agreements referred to in Article L. 225-86 of the French Commercial Code)* – The Shareholders' Meeting, having considered the Statutory Auditors' special report on the agreements referred to in Articles L. 225-86 *et seq.* of the French Commercial Code, approved the new agreements described therein and the continuance of previously approved agreements.

Fourth resolution *(Allocation of profits for the fiscal year)* –

1. The Shareholders' Meeting noted that the financial statements for the period ended December 31, 2002 and approved by this Shareholder's Meeting disclosed a net profit of 964,278,461.22 euros and a profit available for distribution of 1,234,582,266.10 euros.

2. The Shareholders' Meeting decided to allocate the profit available for distribution as follows:

As a dividend to be paid to shareholders	82,133,728 EUR
Allocation of the balance to retained earnings	1,152,448,538.10 EUR

The dividend to be paid for fiscal year 2002 shall thus be 1 EUR per share. This dividend carries with it a 0.50 EUR dividend tax credit per share. This tax credit is reduced to 0.10 EUR per share for legal entities other than those significant shareholders qualifying as "*sociétés mères*" for French tax purposes.

The dividend shall be paid to the shareholders either at Valeo corporate headquarters or at the teller window of any banks or financial institutions authorized to pay the dividend, upon proper identification of the shareholder, presentation of a certificate of deposit or registration for their shares.

The dividend shall be payable beginning on July 1, 2003.

In the event the company owns some of its own shares when the dividend is paid, the profits relating to the dividend that will not be paid on these shares shall be allocated to "retained earnings".

The Shareholders' Meeting noted that the amount of the dividend distributed, the dividend tax credit and the total income per share over the past three fiscal years were as follows:

Fiscal Year	Number of shares paid	Dividend distributed (in euros)	Tax credit (in euros)	Total income (in euros)
1999	82,808,128	1.50	0.75	2.25
2000	82,923,403	1.35	0.68	2.03
2001	82,068,856	0.70	0.35	1.05

Fifth resolution *(Authorization to the Management Board or, if applicable, to the Board of Directors to repurchase the Company's shares)* – The Shareholders' Meeting, having considered the Management Board's report and the prospectus approved by the *Commission des Opérations de Bourse*, authorizes the Management Board, or, upon condition of the approval of the ninth resolution, the Board of Directors in accordance with the provisions of Articles L. 225-209 *et seq.* of the French Commercial Code, to buy back the Company's shares, depending on market conditions, in particular:

- to stabilize the stock price by systematic intervention against the market trend;
- to tender shares (in exchange, as payment or otherwise) during acquisitions;
- to tender shares upon exercise of the rights attached to securities giving rights to shares of the Company through redemption, conversion, exchange or presentation of a warrant or any other means;
- to cancel all or part of such shares;
- to implement stock purchase plans under the terms of Articles L. 225-177 *et seq.* of the French Commercial Code;
- to implement employee stock purchase plans under the terms provided for by law, in particular Articles L. 443-1 *et seq.* of the French Labor Code;
- to implement a financial and equity management policy including retaining said shares, selling them and transferring them in general.

The purchases of Valeo shares shall be restricted in number as follows:

- The number of shares that Valeo may buy during the term of the stock buy-back program may not exceed 10% of Valeo's share capital, i.e., for information only, 8,213,373 shares as of December 31, 2002.
- The number of shares that Valeo can hold at any time may not exceed 10% of Valeo's share capital.

The overall amount allocated to the aforementioned authorized stock buy-back program may not exceed 600 million euros.

The acquisition, sale or transfer of shares may be executed at any time, including during an offering, and by any means, on the market or over-the-counter, including the acquisition or sale of blocks or the use of options or other derivatives traded on a regulated market or over-the-counter and the implementation of hedging strategies.

The maximum purchase price of the shares under this resolution shall be 70 euros per share (or its equivalent on the same date in any other currency), this maximum price applying only to acquisitions decided from the date hereof and not to transactions in the future that were entered into pursuant to an authorization granted by a previous Shareholders' Meeting that provided for share acquisitions subsequent to the date hereof and the minimum selling price of shares pursuant to the buy-back program authorized by this Shareholders' Meeting shall be 30 euros per share (or its equivalent on the same date in any other currency), this price applying both to sales decided from the date hereof and to future transactions previously entered into and that provided for sales of shares subsequent to the date hereof; it being specified that if the possibilities offered by the third paragraph of Article L.225-209 of the French Commercial Code are used, the selling price or the terms of allocation of its own shares by the Company shall be determined pursuant to the legal and regulatory provisions applicable in such a case.

This authorization replaces, as of the date hereof, the authorization given by the seventh resolution of the Shareholders' Meeting of June 10, 2002. It is given for an eighteen-month period starting today.

The Shareholders' Meeting authorizes the Management Board, or, if applicable, the Board of Directors, in the event of a change in the share's par value, to increase the share capital by capitalizing reserves, granting bonus shares, doing a reverse stock split, distributing reserves or any other assets, depreciating its capital, or undertaking any other transaction affecting shareholder equity, to adjust the aforementioned purchase and selling prices in order to take into account the effect of these transactions on the stock price.

In order to ensure that this authorization is implemented and carried out, the Shareholders' Meeting authorizes the Management Board, or, if applicable, the Board of Directors, with power to delegate as permitted by law, to place any stock exchange order, sign any sale or transfer document, enter into any agreement (including, in particular, with respect to keeping lists of stock purchases and sales), make any declarations to the *Commission des opérations de bourse*, the *Conseil des marchés financiers* and any other authority which may replace them, carry out all formalities and, in general, do whatever is necessary.

Sixth resolution *(Appointment of PricewaterhouseCoopers Audit SA as substitute statutory auditor, to replace Mr. Pierre Riou, who is resigning)* –The Shareholders' Meeting, having considered the Management Board's report and the resignation of Mr. Pierre Riou as substitute auditor, appoints in replacement the company PricewaterhouseCoopers Audit, *société anonyme* with a share capital of 1,255,230 euros, which registered office is 32, rue Guersant, 75017 Paris, registered with the registry of commerce and companies under number Paris 672 006 483, as substitute auditor, for the remainder of the term of its predecessor, *i.e.*, until December 31, 2003.

Extraordinary Meeting

Seventh resolution *(Authorization to the Management Board or, if applicable, to the Board of Directors, to grant stock options to staff or senior managers of Valeo or of any directly or indirectly held affiliates)* –The Shareholders' Meeting, having the quorum and majority required for an extraordinary shareholders' meeting and having considered the Management Board's report and the Statutory Auditors' special report drawn up pursuant to law, authorizes the Management Board, and with respect to the Company's senior managers and directors, the Supervisory Board, or, if applicable, to the Board of Directors, pursuant to Articles L.225-177 through L.225-186 of the French Commercial Code, to grant options

giving the right to purchase or subscribe shares of the Company, on one or more occasions, to those whom it shall designate among employees, senior managers and directors of the Company or of its affiliated companies or groups as provided in Article L.225-180 of the Commercial Code.

The subscription and purchase options granted under this authorization may not give right to more than 1,500,000 shares and must be exercised within a maximum period of eight years after they are granted.

The price payable upon exercise of the subscription or purchase options shall be set by the Management Board and, with respect to the Company's senior managers and directors, by the Supervisory Board, or, if applicable, by the Board of Directors, provided that the price is not set below the limit determined by the law then in effect. If, however, during the period of exercise of the options, the Company carries out one of the financial or securities transactions provided for by Article L.225-181 of the French Commercial Code, the Management Board and, with respect to the Company's senior managers and directors, the Supervisory Board, or, if applicable, the Board of Directors, shall, according to the regulations then in effect, adjust the number and/or price of shares to which the option holders are entitled in order to take into account those transactions.

Consequently, the Shareholders' Meeting grants the Management Board and, with respect to the Company's senior managers and directors, the Supervisory Board, or, if applicable, the Board of Directors, full powers, with the power to delegate in accordance with the law, in order to:

- draw up the list of beneficiaries and set the number of shares that each of them may subscribe for or purchase;
- determine the terms of the stock subscription or purchase plan and set the terms and conditions pursuant to which the options shall be granted and exercised. These terms may include provisions prohibiting the immediate resale of all or part of the shares, provided that the period imposed for keeping the securities does not exceed three years after the option is exercised;
- if applicable, temporarily suspend the exercise of options when financial or securities transactions are being carried out;
- carry out, either itself or through a proxy, any actions and formalities to finalize the share capital increases resulting from the exercise of stock subscription options;
- record, if applicable, in accordance with the law, the number and amount of the shares issued upon exercise of the subscription options and amend the bylaws accordingly, and generally do all that is necessary.

This authorization, valid for thirty-eight months beginning today, includes the shareholders' express renunciation, in favor of the beneficiaries of the subscription options, of their preferential subscription rights to the shares which will be issued upon exercise of the subscription options.

The Management Board or, if applicable, the Board of Directors, shall report to the Shareholders' Meeting once a year on the transactions carried out under this resolution in accordance with the law then in effect.

Eighth resolution *(Authorization to the Management Board or, if applicable, to the Board of Directors, to increase the share capital by issuing shares reserved for employees, without preferential subscription rights)* – The Shareholders' Meeting, having the quorum and

majority required for extraordinary shareholders' meetings, and having considered the report of the Management Board and the special report of the Statutory Auditors, in accordance with Articles L.225-129 VII and L.225-138 of the French Commercial Code, and Articles L.443-1 *et seq.* of the French Labor Code:

1. Authorizes the Management Board or, upon condition of the approval of the ninth resolution the Board of Directors, to increase the share capital, on one or more occasions, up to a maximum nominal value of 2.1 million euros, by issuing shares reserved to employees, early retirees or retirees of the Company and of its French or foreign affiliates, provided that these employees, early retirees and retirees join a group or company savings plan or a voluntary payroll savings plan set up according to Article L.443-1-2 of the French Labor Code.

2. This authorization will last twenty-six months from the date of this Shareholders' Meeting.

3. The issue price of new shares may not be higher than the average stock price of a share on the *Premier Marché* of Euronext Paris S.A during the 20 trading days prior to the day of the decision determining the opening date for subscriptions, nor lower than this average by more than 20%, for members of a company savings plan, or 30% for members of a voluntary payroll savings plan.

4. The Shareholders' Meeting waives the shareholders' preferential subscription rights to the securities covered by this authorization in favor of the above-mentioned beneficiaries.

5. The Management Board or, if applicable, the Board of Directors, will have all powers to implement this authorization, with the option of delegating under the conditions set by the law, and under the conditions set forth above, in particular:

- to determine in accordance with the law the list of companies whose employees, early retirees or retirees may subscribe to the issued shares;
- to decide whether the subscriptions will be made directly or through a collective organization;
- to determine the criteria, in particular with respect to seniority, which the beneficiaries of the share capital increases must meet;
- to determine the conditions under which retirees and early retirees belonging to a group or company savings plan may or may not subscribe to the share capital increase;
- to decide the opening and closing dates for the subscriptions;
- to set the number of shares to be issued under this authorization and in particular to decide on the issue price, dates, time periods, procedures and conditions for the subscription, purchase, delivery and rights to the shares (even retroactive), in accordance with the law;
- to note the completion of capital increases up to the amount of shares that will be subscribed, or to decide to raise the amount of said capital increases so that the aggregate subscriptions received might be served, and to carry out the subsequent modifications of the by-laws;
- if necessary, to charge the costs of the share capital increase to the resulting share premiums and to set aside from that amount the sums needed to bring the legal reserve to one-tenth of the new share capital after each share capital increase;

- in general, to enter into any agreement, in particular to make sure the planned issuances of shares are successful, take all steps and perform all formalities needed for the issuance, the listing and the financial servicing of the securities issued under this authorization as well as the exercise of their attached rights.

Ninth resolution (*Change in Valeo's management structure to one governed by a Board of Directors*) – The Shareholders' Meeting, having the quorum and majority required for extraordinary shareholders' meetings, and having considered the Management Board's report, hereby modifies the Company's management structure through the creation of a Board of Directors to be governed by the provisions of Articles L.225-17 *et seq.* of the French Commercial Code.

Tenth resolution (*Adoption of new by-laws*) – The Shareholders' Meeting, having the quorum and majority required for extraordinary shareholders' meetings, and having considered the Management Board's report, decides, as a result of the previous resolution, to adopt the attached text of the new by-laws, which will govern the Company from now on.

Eleventh resolution (*Confirmation of the authorization previously granted to the Management Board and/or to the Supervisory Board in favor of the Board of Directors*) – The Shareholders' Meeting, having the quorum and majority required for extraordinary shareholders' meetings, having considered the Management Board's report, as a consequence of the adoption of the ninth resolution, confirms to the extent necessary the authorization granted:

- by the sixth resolution of the Ordinary and Extraordinary Shareholders' Meeting of June 10, 2002 (autorization to issue bonds);

- by the eighth resolution of the Ordinary and Extraordinary Shareholders' Meeting of June 10, 2002 (autorization to reduce the share capital by canceling shares of treasury stock);

- by the ninth resolution of the Ordinary and Extraordinary Shareholders' Meeting of June 10, 2002 (autorization to grant options to subscribe or purchase shares of the Company to the staff or senior management of Valeo or of any directly or indirectly held affiliate);

- by the tenth resolution of the Ordinary and Extraordinary Shareholders' Meeting of June 10, 2002 (authorization to increase, with preferential subscription rights, the share capital by issuing shares and/or securities giving immediate or future access to shares of the Company);

- by the eleventh resolution of the Ordinary and Extraordinary Shareholders' Meeting of June 10, 2002 (authorization to increase, without preferential subscription rights, the share capital by issuing shares of stocks and/or securities giving immediate or future access to shares of the Company);

- by the thirteenth resolution of the Ordinary and Extraordinary Shareholders' Meeting of June 10, 2002 (authorization to increase the share capital by issuing shares reserved for employees, without preferential subscription rights);

in favor of the Board of Directors, it being understood that those authorization shall remain valid within the limits previously set and for amounts not used on the date hereof.

Ordinary Shareholders' Meeting

Twelfth resolution (*Appointment of Thierry Morin as director*) – The Shareholders' Meeting, having the quorum and majority required for ordinary shareholders' meetings, having considered the Management Board's report and as a consequence of the change in the Company's management structure, appoints from this day

Mr. Thierry Morin,

as a director, for a 4-year term ending upon adjournment of the ordinary shareholders' meeting approving the financial statements for the fiscal year ending December 31, 2006.

Mr. Thierry Morin informed the company that he was accepting this position and that he meets the conditions and obligations required by applicable law, in particular with respect to plurality of offices.

Thirteenth resolution (*Appointment of Noël Goutard as director*) – The Shareholders' Meeting, having the quorum and majority required for ordinary shareholders' meetings, having considered the Management Board's report and as a consequence of the change in the Company's management structure, appoints from this day

Mr. Noël Goutard,

as a director, for a 4-year term ending upon adjournment of the Ordinary Shareholders' Meeting approving the financial statements for the fiscal year ending December 31, 2006.

Mr. Noël Goutard informed the company that he was accepting this position and that he meets the conditions and obligations required by applicable law, in particular with respect to plurality of offices.

Fourteenth resolution (*Appointment of Carlo De Benedetti as director*) – The Shareholders' Meeting, having the quorum and majority required for ordinary shareholders' meetings, appoints from this day

Mr. Carlo De Benedetti,

as a director, for a 4-year term ending upon adjournment of the Ordinary Shareholders' Meeting approving the financial statements for the fiscal year ending December 31, 2006.

Mr. Carlo De Benedetti informed the company that he was accepting this position and that he meets the conditions and obligations required by applicable law, in particular with respect to plurality of offices.

Fifteenth resolution (*Appointment of Yves-André Istel as director*) – The Shareholders' Meeting, having the quorum and majority required for ordinary shareholders' meetings, appoints from this day

Mr. Yves-André Istel,

as a director, for a 4-year term ending upon adjournment of the Ordinary Shareholders' Meeting approving the financial statements for the fiscal year ending December 31, 2006.

Mr. Yves-André Istel informed the company that he was accepting this position and that he meets the conditions and obligations required by applicable law, in particular with respect to plurality of offices.

Sixteenth resolution (*Appointment of Alain Minc as director*) – The Shareholders' Meeting, having the quorum and majority required for ordinary shareholders' meetings, appoints from this day

Mr. Alain Minc,

as a director, for a 4-year term ending upon adjournment of the Ordinary Shareholders' Meeting approving the financial statements for the fiscal year ending December 31, 2006.

Mr. Alain Minc informed the company that he was accepting this position and that he meets the conditions and obligations required by applicable law, in particular with respect to plurality of offices.

Seventeenth resolution (*Appointment of Jean-Bernard Lafonta as director*) – The Shareholders' Meeting, having the quorum and majority required for ordinary shareholders' meetings, appoints from this day

Mr. Jean-Bernard Lafonta,

as a director, for a 4-year term ending upon adjournment of the Ordinary Shareholders' Meeting approving the financial statements for the fiscal year ending December 31, 2006.

Mr. Jean-Bernard Lafonta informed the company that he was accepting this position and that he meets the conditions and obligations required by applicable law, in particular with respect to plurality of offices.

Eighteenth resolution (*Appointment of Erich Spitz as director*) – The Shareholders' Meeting, having the quorum and majority required for ordinary shareholders' meetings, appoints from this day

Mr. Erich Spitz,

as a director, for a 4-year term ending upon adjournment of the Ordinary Shareholders' Meeting approving the financial statements for the fiscal year ending December 31, 2006.

Mr. Erich Spitz informed the company that he was accepting this position and that he meets the conditions and obligations required by applicable law, in particular with respect to plurality of offices.

Nineteenth resolution (*Appointment of François Grappotte as director*) – The Shareholders' Meeting, having the quorum and majority required for ordinary shareholders' meetings, appoints from this day

Mr. François Grappotte,

as a director, for a 4-year term ending upon adjournment of the Ordinary Shareholders' Meeting approving the financial statements for the fiscal year ending December 31, 2006.

Mr. François Grappotte informed the company that he was accepting this position and that he meets the conditions and obligations required by applicable law, in particular with respect to plurality of offices.

Twentieth resolution (*Appointment of Philippe Guédon as director*) – The Shareholders' Meeting, having the quorum and majority required for ordinary shareholders' meetings, appoints from this day

Mr. Philippe Guédon,

as a director, for a 4-year term ending upon adjournment of the Ordinary Shareholders' Meeting approving the financial statements for the fiscal year ending December 31, 2006.

Mr. Philippe Guédon informed the company that he was accepting this position and that he meets the conditions and obligations required by applicable law, in particular with respect to plurality of offices.

Twenty-first resolution (*Appointment of Véronique Morali as director*) – The Shareholders' Meeting, having the quorum and majority required for ordinary shareholders' meetings, appoints from this day

MrsVéronique Morali,

as a director, for a 4-year term ending upon adjournment of the Ordinary Shareholders' Meeting approving the financial statements for the fiscal year ending December 31, 2006.

Mrs. Véronique Morali informed the company that she was accepting this position and that she meets the conditions and obligations required by applicable law, in particular with respect to plurality of offices.

Twenty-second resolution (*Determination of the amount of the directors' fees to be allocated to the Board of Directors*) – The Shareholders' Meeting, having the quorum and majority required for ordinary shareholders' meetings, and having considered the Management Board's report, sets at 450,000 euros the global amount of directors' fees allocated annually to the Board of Directors for fiscal year 2003 and for each of the following fiscal years until a new decision is made.

Twenty-third resolution *(Delegation of powers to carry out corporate formalities)* – The Shareholders' Meeting grants all powers to the bearer of an original, a copy or an extract from these minutes to carry out all legal filing, publication and other formalities.

Shareholders holding a stake of the share capital determined in accordance with the decree of March 23, 1967 may request that resolutions be added to the agenda of the shareholders' meeting by sending their request together with the text of the resolution and eventually a brief description of its purpose to the registered office by registered mail with return receipt or by

electronics means at the following address: Valeo.assembleegenerale@valeo.com within ten days of publication of this notice.

To be entitled to participate, to be represented at the meeting or to vote by mail:

- owners of registered shares must be recorded in the company register, at least two days before the date of the meeting;

- owners of shares held in bearer form must send to Société Générale, Shareholder Meeting Services, 32 rue du Champ de Tir, BP 81236, 44312 Nantes cedex 3, within the same two day-period, a certificate certifying from the approved intermediary in charge of managing their securities that the shares are frozen.

You are reminded that each share is entitled to one vote, and that double voting rights are assigned to shares which have been registered to the same shareholder for at least four years.

Instead of participating personally in the meeting, shareholders may choose one of the following options:

a) Give a proxy to their spouse or to another shareholder;

b) Send a proxy to the company without indicating the name of an agent;

c) Vote by mail.

A form for voting by proxy or by mail will be sent to the owners of registered shares. Owners of shares held in bearer form may also obtain these forms from the head office of the company or from Société Générale, Shareholder Meeting Services, 32 rue du Champ de Tir, BP 81236, 44312 Nantes cedex 3 by making their request in writing, at least 6 days before the date of the shareholder's meeting. This form must be returned in the same manner so that Société Générale receives it not later than three days before the meeting. Shareholders who have voted by mail may not participate directly in the shareholder meeting, or be represented by proxy.

The Management Board

ANNEX

BY-LAWS

TITLE I

FORM – COMPANY NAME – PURPOSE – REGISTERED OFFICE – TERM – SHARE CAPITAL

Article 1 FORM

The Company is established as a French *société anonyme* managed by a Board of Directors. It is governed by these articles of association and the laws and regulations applicable to French companies.

Article 2 COMPANY NAME

The name of the Company is VALEO.

Article 3 PURPOSE

The purpose of the Company is as follows:

- the research, manufacturing, sale, trade and supply of all products, equipment and services for the industrial and retail sectors, that may be manufactured and developed by factories of the Company and of companies of its group or that may be of interest to their customers,

- and more generally, engaging in any transactions whatsoever, including industrial, commercial, financial, real estate and other property transactions, sales, acquisitions, capital contributions, etc., directly or indirectly related to the corporate purpose or contributing to its extension or development.

Article 4 REGISTERED OFFICE

The registered office is located in the 17th *arrondissement* of Paris, 43 rue Bayen.

It may be transferred to any other location in the same *département* or a neighboring *département*, by a decision of the Board of Directors, which will be subject to the approval of the next Ordinary Shareholders' Meeting.

Article 5 TERM

The term of the Company shall be ninety-nine years effective as from February 10, 1972, subject to an earlier winding up.

Article 6 SHARE CAPITAL

The share capital is 246,401,184 euros, divided into 82,133,728 shares, each with a par value of 3 euros.

TITLE II

SHARES / SECURITIES

Article 7 TYPE

The Company may issue shares and other securities, either in exchange for cash or contributions or through the capitalization of reserves or any other means provided by law.

Article 8 CHARACTERISTICS

The shares may be registered shares or bearer shares, at the option of the shareholder.

The Board of Directors may, in its discretion, issue bearer securities representing several fully paid-up shares.

Article 9 TRANSFER

1. The shares are freely transferable unless provided otherwise by law or regulation.

   In the event of a share capital increase, the new shares will be transferable as of the date of such increase.

2. To identify holders of shares in bearer form, the Company may request, in accordance with the law and sanctions contemplated by the French Commercial Code, that any organization or intermediary provides information relating to the identity of holders of securities of the Company, which confer present or future voting rights in its shareholders' meetings, and especially the number of securities they hold.

   If these are registered securities giving immediate or future access to share capital, the intermediary of record in accordance with the French Commercial Code must reveal the identity of the owners of these securities, upon simple request of the Company or its representative, which may be presented at any time. Failure by the holders of securities or the intermediaries to provide the information required above may, as set forth by law, lead to suspension or forfeiture of the right to vote and of the right to the distribution of dividends.

3. In addition to the thresholds provided for by Article L.233-7 of the French Commercial Code, any individual or legal entity owning directly or indirectly, alone

or in concert with other entities, a number of shares representing more than 2% of the share capital or voting rights of the Company, must notify the Company by registered letter with acknowledgement of receipt within fifteen days upon reaching the said 2% threshold, setting forth its name and the names of the persons acting in concert. This notification obligation also applies to each additional 2% of the share capital or voting rights. This obligation also applies when the threshold of 2% (or of a multiple thereof) is crossed in connection with a decrease in ownership of share capital or voting rights.

The intermediary recorded as holder of shares in accordance with the third paragraph of Article L.228-1 of the French Commercial Code has the obligation to provide the reports required by this Article for all the shares held on account, without prejudice to the obligations of the owners of the shares.

In the event of failure to comply with the obligations set forth above, the sanctions under Article L.233-14 of the French Commercial Code will be applied provided that a request for such sanctions by one or more shareholders holding at least 2% of the share capital or voting rights is recorded in the minutes of the Shareholders' Meeting.

Article 10 PAYMENT IN FULL

The subscription price of the shares issued in connection with a share capital increase, and to be fully paid up in cash, will be due under the conditions defined by the Board of Directors.

The subscribers and shareholders shall be informed of any calls for capital at least fifteen days before the date set for each payment by a notice published in a legal gazette of the location of the registered office or by individual registered letter.

Any late payment of the amounts due related to shares which have not been paid up will entail, automatically and without any formality, the payment of a late payment interest calculated at the legal rate applicable to commercial matters plus two points, accrued on a daily basis as of the due date, without prejudice to any action that the Company may bring against the defaulting shareholder and enforcement procedures provided for by law.

Article 11 RIGHTS AND OBLIGATIONS RELATED TO THE SHARES

Each share will give rise to the ownership of the company's assets, a share of the profits and liquidating dividends, in proportion to the number of existing shares.

Tax exemptions or various taxes, related to the current or future capitalization of reserves, or transactions treated as such, and which may become due in the event of a capital redemption, either during the course of the Company's existence or during its liquidation, will be allocated uniformly among all the shares constituting the share capital. This allocation will be carried out so that the net amount allocated to each share is equal, and that all shares enjoy the same rights and bear the same obligations.

Any time that a shareholder is required to hold a certain number of shares in order to exercise a given right, the owners of individual shares or a number of shares lower than the required

number will not have any right against the Company. In such an event, each such shareholder will, if it wishes to exercise such right, be responsible for acquiring the required number of shares or fractional shares.

The shares are indivisible with respect to the Company.

TITLE III

BONDS

Article 12 ISSUE AND TYPE

The Company may issue all types of bonds or debentures upon the decision or authorization of the Shareholders' Meeting.

Such bonds or debentures may be in registered or bearer form, at the option of the holder.

TITLE IV

MANAGEMENT AND CONTROL OF THE COMPANY

Article 13 BOARD OF DIRECTORS – COMPOSITION

The Company shall be managed by a Board of Directors which will be composed of no less than three directors and no more than eighteen directors, or any other maximum number permitted by applicable law.

Article 14 DIRECTORS' TERM OF OFFICE – AGE LIMIT – CONDITIONS – COMPENSATION

1. The members of the Board of Directors shall each be appointed for a four year term, expiring upon adjournment of the Ordinary Shareholders' Meeting reviewing the financial statements for the past fiscal year and held in the year during which the term of office expires. Members may be re-elected.

2. In case of vacancies resulting from the death or resignation of one or more directors, the Board of Directors may, in the period between two Shareholders' Meetings, appoint replacements on a temporary basis in accordance with law.

3. No individual who is more than 70 years of age may be appointed a member of the Board of Directors if his/her appointment results in more than one-third of the members of the Board of Directors being over 70 years of age. This age limit shall apply to the permanent representatives of legal entities that serve as directors.

4. Each director must own a minimum of 100 shares during his/her term of office. Such shares shall be held in a registered account.

5. The acceptance and exercise of the position of director includes an undertaking, by each director, to certify in writing upon request that he/she personally abides by the conditions and obligations required of directors under applicable law, in particular regarding the holding of several offices.

6. The Shareholders' Meeting may grant the members of the Board of Directors, in compensation for their services, a fixed annual fee, which will be recorded as an operating expense. The Board of Directors shall freely allocate the aggregate amount among its members. The Chairman's compensation is determined by the Board of Directors. The Board of Directors may grant additional exceptional compensation for assignments or offices entrusted to members of the Board of Directors, in particular in case of attendance at any of the committees referred to in Article 17 hereof.

Article 15 CHAIRMAN OF THE BOARD OF DIRECTORS – VICE-CHAIRMAN

1. The Board of Directors shall elect a Chairman among its individual members. It shall determine his/her compensation and set the term of his/her office, which may not exceed that of his/her term of office as director.

   The Chairman shall represent the Board of Directors. He/she organizes and manages its operations, which he/she shall report on to the Shareholders' Meeting. He/she shall oversee the proper operation of the Company's bodies and make sure, in particular, that the directors are able to fulfill their duties.

   If the Chairman becomes temporarily unavailable or dies, the Board of Directors may delegate the Chairman's duties to the Vice-Chairman or to a director. In a case of temporary unavailability, such delegation is granted for a limited term. In a case of death, such delegation is valid until the election of a new Chairman.

   The Chairman's duties shall cease no later than upon adjournment of the Shareholders' Meeting reviewing the financial statements of the fiscal year during which he/she reaches the age of 70.

2. The Board of Directors may decide to appoint a Vice-Chairman. It shall set the term of his/her office, which may not exceed that of his/her term of office as director.

Article 16 OPERATION OF THE BOARD OF DIRECTORS

1. The Board of Directors shall meet as often as the interests of the Company require, upon notice given by its Chairman through any means, including orally. The meeting shall be held either at the registered office, or in any other location mentioned in the notice given by the Chairman.

   If the Board of Directors has not met for more than two months, directors representing at least one-third of the members of the Board may at any time request that the Chairman call a meeting of the Board of Directors with a stated agenda. The Chief Executive Officer (*Directeur Général*) may also, at any time, request that the

Chairman call a meeting of the Board of Directors with a stated agenda. The Chairman is bound by the requests sent to him/her pursuant to this paragraph.

If the Chairman is unable to do so, a meeting of the Board of Directors may be called either by at least one-third of the members of the Board or by the Chief Executive Officer or a Vice-Chief Executive Officer (*Directeur Général Délégué*) if he/she is a director.

2. The Board of Directors needs at least half of its members to be present to act. In order to calculate the quorum and majority, directors attending a Board meeting via videoconference, held in accordance with applicable rules, shall be deemed present, except for the adoption of decisions listed in Article L.225-37 of the French Commercial Code and appointing the Chief Executive Officer. Decisions shall be made by a majority of votes of members present or represented, each member present or represented having one vote. Each member present may only hold one proxy. In case of a tie vote, the chairman of the meeting shall cast the deciding vote.

3. An attendance register shall be kept and signed by the directors attending the meeting. The register shall mention, if necessary, the names of the directors attending the meeting via videoconference and deemed present. Proof of the names and number of directors present, deemed present, represented, excused or absent, shall be sufficient, vis-à-vis third parties, from their mentions in the minutes of each meeting. These minutes shall also include other mentions required by applicable law and, if necessary, indicate the occurrence of any technical incident relating to the videoconference if it disrupted the conduct of the meeting.

4. The Board of Directors may appoint a secretary chosen from among its members or otherwise.

Article 17 POWERS OF THE BOARD OF DIRECTORS

1. The Board of Directors shall determine the Company's strategy and oversee its implementation. Subject to the powers expressly granted to the Shareholders' Meetings and within the scope of the corporate purpose, it shall take up any question concerning the proper operation of the Company and settle by its deliberations the matters concerning it.

2. The Board of Directors shall perform any such audits and verifications that it may deem necessary. Each director shall receive all information necessary to fulfill his/her duties and may request access to any documents that he/she deems useful.

3. The Board of Directors may create one or more committees to examine issues that the Board or its Chairman refers to it.

Article 18 GENERAL MANAGEMENT

1. The general management of the Company shall be the responsibility of either the Chairman of the Board of Directors, or of another individual, that need not be a director, who holds the title of Chief Executive Officer.

   The Board of Directors, when appointing its Chairman, shall choose between the two forms of general management. The option retained by the Board of Directors may be changed only during the reappointment or replacement of the Chairman of the Board of Directors, or upon expiration of the term of office of the Chief Executive Officer.

   Shareholders and third parties shall be informed of such choice in accordance with applicable law.

2. When the Company's general management is ensured by the Chairman of the Board of Directors, the following provisions shall apply to the Chief Executive Officer.

3. The Chief Executive Officer shall have the broadest power to act in the Company's name in all circumstances. He/she shall exercise such powers within the scope of the Company's corporate purpose and subject to the powers expressly granted by law to the Shareholders' Meetings and to the Board of Directors. The Chief Executive Officer shall represent the Company vis-à-vis third parties and before courts of law.

4. The Board of Directors shall determine the compensation and term of office of the Chief Executive Officer, which may not exceed, if applicable, that of his/her term of office as a director.

5. At the request of the Chief Executive Officer, the Board of Directors may appoint, in accordance with law, one or more individuals charged with assisting the Chief Executive Officer, with the title of Vice-Chief Executive Officer (*Directeur Général Délégué*). With the consent of the Chief Executive Officer the Board of Directors shall determine the scope of the powers entrusted to the Vice-Chief Executive Officer and the term of his/her office, which may not exceed, if applicable, that of his/her office as a director. The Vice-Chief Executive Officer shall have, vis-à-vis third parties, the same powers as the Chief Executive Officer.

6. The Chief Executive Officer and the Vice-Chief Executive Officers shall have the ability to partly substitute in their powers as many representatives as they deem necessary, within the limits set by the applicable law.

7. The duties of the Chief Executive Officer and Vice-Chief Executive Officers shall end no later than upon adjournment of the Shareholders' Meeting reviewing the financial statements of the fiscal year during which they reach the age of 65.

Article 19 REGULATED AGREEMENTS

Any direct or indirect agreement between the Company and one of the members of the Board of Directors, the Chief Executive Officer or a Vice-Chief Executive Officer, a shareholder holding more than 5% of the voting rights or, if such shareholder is a company, the company controlling it as defined in Article L.233-3 of the French Commercial Code, must be subject to the prior authorization of the Board of Directors.

The same applies to agreements in which one of the persons mentioned in the preceding paragraph is indirectly concerned, as well as if the agreement takes place between the Company and another company, if one of the directors, the Chief Executive Officer or one of the Vice-Chief Executive Officers of the Company is also an owner, general partner, manager, director, member of the supervisory board or, generally, a senior manager of the other company.

The provisions of the two paragraphs above do not apply to agreements entered into in the ordinary course of business and on arms' length terms, which shall be subject to the procedure set forth in Article L.225-39 of the French Commercial Code.

TITLE V

AUDITING OF THE COMPANY

Article 20 STATUTORY AUDITORS

The Company will be audited by one or more statutory auditors in compliance with applicable law.

One or more substitute statutory auditors will be appointed in compliance with applicable law, to replace any statutory auditor in the event of such statutory auditor's refusal, unavailability, resignation or death.

TITLE VI

SHAREHOLDERS' MEETINGS

Article 21 SHAREHOLDERS' MEETINGS

The shareholders' meeting, duly constituted, shall represent all shareholders; decisions made in compliance with the law and these articles of association will bind all shareholders.

Each year, an Ordinary Shareholders' Meeting shall be held within six months of the end of the fiscal year. In addition, ordinary Shareholders' Meetings held on an exceptional basis or extraordinary Shareholders Meetings may be held at any time.

Article 22 FORM AND NOTICE OF MEETING

The Shareholders' Meetings shall be convened in compliance with applicable law. They will be held at the registered office or any other place mentioned in the notice of the meeting.

Article 23 ATTENDANCE OF MEETING; PROXIES

Subject to and in compliance with applicable law, in order to attend the meetings, holders of registered shares must be recorded in the Company register at least two days before the date of the Meeting; holders of bearer shares must deliver at the place indicated on the notice of the meeting, at least two days before the date of the meeting, a certificate issued by the financial intermediary responsible for managing their securities.

Subject to the foregoing, each shareholder shall be entitled to attend the meetings, provided that any payments due with respect to such shares have been paid.

Each shareholder at the meeting shall, without limitation, have a number of votes equal to the number of shares it owns or for which it holds proxies. However, a double voting right compared to the voting rights granted to other shares will be granted to all registered shares that are fully paid up and recorded in the name of the same holder for at least four years. In addition, in the event of a capital increase by capitalization of reserves, profits or issuing premiums, this double voting right will be granted as of the date of their issue to registered shares offered free of charge to shareholders in connection with pre-existing shares already entitled to such double voting right. The double voting right shall cease, automatically, with respect to any shares converted into bearer form or transferred; however, the four-year period set forth above shall not be interrupted and the vested right will be retained in the event of a transfer effected as a result of an inheritance, a division of marital property or an inter vivos gift to the benefit of a spouse or relatives entitled to inherit.

The shareholders may, in compliance with applicable laws and regulations, send proxies and mail voting instructions with respect to any Shareholders' Meeting either in paper format, or upon the Board of Directors' decision appearing in the notice of the meeting, by remote transmission.

Article 24 OFFICERS – ATTENDANCE SHEET - AGENDA

The Meetings will be chaired by the Chairman of the Board of Directors or, in his/her absence, by the Vice-Chairman or a director especially appointed for this purpose by the Board of Directors; otherwise, the Meeting shall elect its Chairman; the duties as tellers will be performed by two members attending the Meeting who receive the largest number of votes and who are willing to perform this position; the officers will appoint the Secretary who needs not be a shareholder.

An attendance sheet shall be kept in compliance with applicable law.

The agenda of the Meetings shall be determined by the author of the notice of meetings; however, one or several shareholders may, in compliance with applicable law, require that proposed resolutions be included in the agenda.

Article 25 MINUTES

Decisions made at the Shareholders' Meeting will be recorded in minutes drafted in compliance with applicable law; copies or excerpts of these minutes will be certified in compliance with applicable laws and regulations.

Article 26 QUORUM AND MAJORITIES - POWERS

If the Board of Directors decides to use telecommunications technology to conduct the meeting and publishes its decision to do so in the notice of meeting or the convening notice, shareholders who participate in the meeting through videoconference or other telecommunications means, which permit the identification of the shareholders in accordance with applicable laws and regulations, will be deemed present for purposes of quorum and majority.

TITLE VII

FISCAL YEAR
FINANCIAL STATEMENTS / APPROPRIATION OF RESULTS
DISTRIBUTION OF PROFITS

Article 27 FISCAL YEAR

The fiscal year shall begin on January 1 and end on December 31 of each year.

Article 28 FINANCIAL STATEMENTS

The financial statements for the fiscal year shall be approved each year by the Shareholders' Meeting, which decides on the appropriation of the profits in compliance with applicable law.

Article 29 DISTRIBUTABLE PROFITS - DIVIDENDS

The distributable profit shall include the net income for the fiscal year, less any previous losses and sums allocated to reserves and increased by any profits carried forward. In addition, the Shareholders' Meeting may decide in compliance with applicable law to distribute sums allocated to available reserves and/or retained earnings; in such case, the decision will expressly set forth the categories of reserves from which the deductions will be made.

The dividend payment terms will be set by the Shareholders' Meeting or, in the event such terms are not set by the Shareholders' Meeting, by the Board of Directors.

The Board of Directors may decide, if permitted by law, to distribute an interim dividend from the previous or current fiscal year, before the approval of such fiscal year's annual financial statements, and to set the dividend amount and date.

The Shareholders' Meeting approving the annual financial statements may grant to each shareholder, for all or part of the declared dividend or interim dividend, the option to choose between the payment of the dividend or interim dividend in cash or in shares, under the conditions set by, and in compliance with, applicable law.

TITLE VIII

MODIFICATIONS OF THE SHARE CAPITAL

Article 30 INCREASE – AMORTIZATION AND REDUCTION OF CAPITAL

The share capital may be increased by decision of the Shareholders' Meeting, which may empower the Board of Directors to carry out the capital increase in one or more increments, to set the terms and conditions, to record its completion and to make corresponding amendments to the articles of association.

TITLE IX

WINDING-UP - LIQUIDATION / JURISDICTION

Article 31 WINDING-UP- LIQUIDATION

At the end of the period set forth in these articles of association or in the event of an earlier winding-up, the Shareholders' Meeting shall determine the method of liquidation, shall appoint one or several receivers, and shall determine his or their powers; such receivers shall exercise their duties in compliance with applicable law.

Article 32 JURISDICTION

Any disputes which may arise during the Company's existence or during its liquidation, either between shareholders and the Company or among the shareholders themselves, relating to the interpretation or implementation of these articles of association or the Company's business generally shall be subject to the jurisdiction of the competent courts of the location of the registered office.

For such purpose, in the event of any disputes, each shareholder must elect a domicile in the jurisdiction of the competent court of the location of the registered office, and any summons will be served at such domicile; failing such election of domicile, such summons will be validly served at the Prosecutor's office at the *Tribunal de Grande Instance* of the location of the registered office.